JPMorgan Trust I

270 Park Avenue

New York, New York 10017

February 1, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sally Samuel, Division of Investment Management

Re:	JPMorgan Trust I – Registration Statement on Form N-14

File No. 333-221841

Dear Ms. Samuel:

Pursuant to our telephone conversation on January 31, 2018, the undertaking required by Rule 484 under the Securities Act of 1933, as amended (“Securities Act”), will be added to Part B of JPMorgan Trust I’s registration statement on Form N-14 under the Securities Act filed on February 1, 2018, pursuant to Rule 497 under the Securities Act.

Should members of the staff have any questions or comments concerning this letter, please call John Fitzgerald at (212)-648-2085.

Sincerely,

/s/ John Fitzgerald
John Fitzgerald
Assistant Secretary